

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Tobin C. Schilke
Chief Financial Officer
Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, California 94560

      Re: Revance Therapeutics, Inc.
            Registration Statement on Form S-4
            Filed June 10, 2020
            File No. 333-239059

Dear Mr. Schilke:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences